Filed Pursuant to Rule 433
Registration Statement No. 333-259205
Dated April 12, 2023
Taxation of Equity Linked Principal Protected Notes
The example below provides a general illustration of the US federal income tax treatment of certain equity-linked principal protected notes treated as “contingent payment debt instruments” for US federal income tax purposes, which provide for full return of principal at maturity plus the potential for an additional variable payment at maturity, based on the performance of an underlier.  The notes in this example do not pay any periodic coupons.  For simplicity, the example assumes the investor purchased the notes on the Issue Date for an Issue Price equal to the par value of the notes ($1,000 each), so the investor’s basis is always equal to the adjusted issue price, that the investor held the notes to maturity and that the investor’s taxable year is the calendar year.
Hypothetical Note Terms
◾ 3 years ◾ Issuer: Royal Bank of Canada ◾ Full Return of Principal if held to maturity (subject to issuer’s credit) ◾ Underlier: US Large Cap Index ◾ 100% participation, subject to 25% maximum return
◾ “Comparable yield” (compounded semi-annually): 5.00% ◾ Issue Date: 1/31/2023 ◾ Maturity Date: 1/31/2026

These materials are for informational purposes only and do not contain all information that may be required to evaluate, and do not constitute a recommendation with respect to, any investment.  Any recipient of these materials should conduct its own independent analysis of the matters referred to herein.  Investors should consult with their own advisors prior to investing.  We are not providing you with any accounting, legal or tax advice in connection with these materials.  The information in the tables below are provided solely for illustrative purposes, and no representations are made as to the amount of payments with respect to the notes.

Phantom Ordinary Income* Accrual Schedule (per $1,000 face value note)
Accrual Period	Beginning Adjusted Issue Price**	Ending Adjusted Issue Price**	Phantom Ordinary Income*
2023: 1/31 - 12/31	$1,000	$1,046.35	$46.35
2024: 1/1 – 12/31	$1,046.35	$1,099.33	$52.98
2025: 1/1 – 12/31	$1,099.33	$1,154.98	$55.65
2026: 1/1 – 1/31 (maturity)	$1,154.98	$1,159.69	$4.71
			$159.69
*We are using the term “Phantom Ordinary Income” to refer to income on a note that may be taxable to an investor even though the investor may not have received any cash with which to pay the tax.  The actual Phantom Ordinary Income for a specific issuance will be different than illustrated, and will depend on factors that include, among other things, the comparable yield (the yield at which RBC would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes), issue date and maturity date of the issuance.

**We are using the term "Adjusted Issue Price" broadly to represent an initial investor's capital investment in a note for US tax purposes, which is increased by Phantom Ordinary Income that has been included in the investor's taxable income but not yet paid to the investor.

Return Scenarios at Maturity
	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Underlier Return	+50.00%	+15.00%	0.00%	-25.00%
Note Return	+25.00%	+15.00%	0.00%	0.00%
Redemption Amount at Maturity	$1,250	$1,150	$1,000	$1,000
Adjusted Issue Price at Maturity (per $1,000 face value note)	$1,159.69	$1,159.69	$1,159.69	$1,159.69
Hypothetical US Federal Income Tax Treatment of Redemption Amount at Maturity (per $1,000 face value note)***	Additional Ordinary Income of $90.31	Additional Ordinary Loss of -$9.69	Additional Ordinary Loss of -$159.69	Additional Ordinary Loss of -$159.69
Taxable Income
Phantom Ordinary Income in years 2023-2025***	$154.98	$154.98	$154.98	$154.98
Phantom Ordinary Income in 2026	$4.71	$4.71	$4.71	$4.71
Additional Ordinary Income or Loss from Redemption Amount at Maturity in 2026	$90.31	-$9.69	-$159.69	-$159.69
Aggregate Income (Phantom Ordinary Income and Additional Ordinary Income or Loss) in 2026***	$95.02	-$4.98	-$154.98	-$154.98
***As noted under “Phantom Ordinary Income" above, the investor will include in taxable income Phantom Ordinary Income during years 2023-2025 without receipt of the corresponding cash in an amount equal to $46.35 for 2023, $52.98 for 2024 and $55.65 for 2025.  In 2026, an investor will also include $4.71 of Phantom Ordinary Income and the Additional Ordinary Income or Loss for Scenario 1, Scenario 2, Scenario 3 or Scenario 4, as may be applicable.  Accordingly, the aggregate amount of ordinary income (or ordinary loss) per $1,000 face value note for the investor in 2026 for Scenario 1 would be $95.02, for Scenario 2 would be -$4.98, and for Scenarios 3 and 4 would be -$154.98.

An investor that sells a note prior to maturity will recognize gain or loss on the sale in an amount equal to the difference, if any, between the amount of cash received at that time and its adjusted basis in the note.  In general, an investor's adjusted basis in the note will equal the amount the holder paid for the note (which is expected to be $1,000), increased by Phantom Ordinary Income that was previously accrued with respect to the note.  Any gain that may be recognized on a sale generally will be ordinary income.  Any loss that may be recognized upon a sale generally will be ordinary loss to the extent of Phantom Ordinary Income included in income in the current or previous taxable years in respect of the note, and thereafter will be capital loss.  The deductibility of capital losses is subject to limitations.

Additional Documents

Royal Bank of Canada has filed a registration statement (including a prospectus) with the SEC for the offerings to which this document relates.  Before you invest, you should read those documents and the other documents relating to those offerings that we have filed with the SEC for more complete information about us and these offerings.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free at 1-877-688-2301.